Exhibit 99.1

DoubleDown Interactive Announces

Results of 2025 Annual General Meeting

SEATTLE, WASHINGTON – March 27, 2025 – DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that at its annual general meeting of shareholders held on March 27, 2025 at 11:00 a.m., Korea Standard Time (March 26, 2025 at 10:00 p.m., U.S. Eastern Time) in Seoul, Korea, the following actions were taken by the shareholders of record as of December 31, 2024 on the proposed resolutions:

1.	Approval of the 17th financial statements and consolidated financial statements for the fiscal year ended December 31, 2024;

2.	Election of Directors:

(i)	Election of In Keuk Kim as a Director;

(ii)	Election of Joseph A. Sigrist as a Director;

(iii)	Election of Ki Chul Kim as a Director; and

(iv)	Election of Haenam Kim as a Director;

3.	Election of Whanlim Kim as an Independent Director; and

4.	Approval of the remuneration limit for independent directors and executive officers

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s SuprNation subsidiary operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com